FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with the merger of Banedwards Administradora General de Fondos S.A., formerly Legg Mason (Chile) Administradora General de Fondos S.A., with and into Banchile Administradora General de Fondos S.A. As a consequence of the merger, Banchile Administradora General de Fondos S.A.´s articles of incorporation have been amended and Banedwards Administradora General de Fondos S.A. has been dissolved.

Santiago, June 19, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that the extraordinary shareholders meetings of the affiliates Banchile Administradora General de Fondos S.A. and Banedwards Administradora General de Fondos S.A., formerly Legg Mason (Chile) Administradora General de fondos S.A., held on May 8, 2008, agreed the merger by absorption of Banedwards Administradora General de Fondos S.A. with and into Banchile Administradora General de Fondos S.A., and the amendment of the corresponding articles of incorporation of the latter. The minute of the shareholders meeting was recorded in a public deed dated June 12, 2008, granted before the Notary Public of Santiago, René Benavente Cash. The said merger and amendment was approved by Resolution Number 371 issued by the Superintendency of Securities and Insurance on June 12, of this year, which was registered with the Santiago Official Registrant, pages 26,455, number 18,139, on June 13, 2008, and published in the Official Gazette on June 14, of this year.

As a consequence of the above mentioned merger, the affiliate Banedwards Administradora General de Fondos S.A., formerly Legg Mason (Chile) Administradora General de Fondos S.A. has been dissolved.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO